Exhibit 99.3

FORM OF LETTER TO STOCKHOLDERS WHO ARE
RECORD HOLDERS

CLEARWIRE CORPORATION

Class A Common Stock, par value $0.0001 per share

Offered Pursuant to Subscription Rights
Distributed to Stockholders
of Clearwire Corporation

[                    ] [    ], 2009

Dear Stockholder:

This letter is being distributed by Clearwire Corporation (“Clearwire”) to all holders of record of shares of its Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and holders of record of warrants and employee equity incentives, as required by their terms, at 5:00 p.m., New York City time, on December 17, 2009 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Class A Common Stock. The Rights and the Class A Common Stock are described in Clearwire’s prospectus dated December 21, 2009 (the “Prospectus”).

In the Rights Offering, Clearwire is offering an aggregate of 93,903,300 shares of Class A Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on June 21, 2010, unless extended in the sole discretion of Clearwire (as it may be extended, the “Expiration Date”), subject to consent rights of certain stockholders, as described in the Prospectus.

As described in the accompanying Prospectus, you will receive one Right for each share of Class A Common Stock (or warrant or employee equity incentive, as required by its terms) owned of record as of 5:00 p.m., New York City time, on the Record Date.

Each Right entitles you to purchase 0.4336 shares of Class A Common Stock at the cash price of $7.33 per share (the “Subscription Price”).

The Class A Common Stock is traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CLWR.” The Rights are transferable, and have been approved for listing on NASDAQ under the symbol “CLWRR.” The Rights will be evidenced by Rights certificates (the “Rights Certificates”), which will be transferable until the close of business on the last NASDAQ trading day preceding the Expiration Date, at which time they will cease to have value.

Enclosed are copies of the following documents:

1. Prospectus;

2. Rights Certificate;

3. Instructions as to the Use of Clearwire Corporation Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Clearwire Corporation); and

4. A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you must complete properly and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Class A Common Stock subscribed for, to the Subscription Agent, as indicated in the Prospectus in the Section entitled “The Rights Offering.” The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment in full of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR RIGHTS. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from Georgeson Inc., the Information Agent. The Information Agent’s telephone number is (800) 279-6913. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Clearwire Corporation